EXHIBIT 99.1

Brookfield Asset Management Announces

Renewal of Normal Course Issuer Bid

NEW YORK, BROOKFIELD, NEWS, January 9 2025 – Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) (“Brookfield Asset Management”) today announced it has received the requisite approval for the renewal of its normal course issuer bid providing the option to purchase up to 37,123,295 Class A Limited Voting Shares (“Class A Shares”), representing approximately 10% of the public float of Brookfield Asset Management’s outstanding Class A Shares. Purchases under the bid will be made on the open market through the facilities of the New York Stock Exchange (“NYSE”), Toronto Stock Exchange (“TSX”), and/or alternative trading systems. The period of the normal course issuer bid will extend from January 13, 2025 to January 12, 2026, or an earlier date should Brookfield Asset Management complete its purchases. Brookfield Asset Management will pay the market price at the time of acquisition for any Class A Shares purchased or such other price as may be permitted.

As at December 31, 2024, the number of Class A Shares issued and outstanding totaled 443,135,746 of which 371,232,957 shares represented the public float. The maximum daily purchase on the TSX under this bid will be 251,030 Class A Shares, which is 25% of 1,004,122 (the average daily trading volume for Class A Shares on the TSX for the six-months ended December 31, 2024).

Of the 34,605,494 Class A Shares approved for purchase under Brookfield Asset Management’s prior normal course issuer bid that commenced on January 11, 2024 and will expire on January 10, 2025, Brookfield Asset Management has not made any purchases of its Class A Shares as of January 6, 2025.

Brookfield Asset Management is renewing its normal course issuer bid to retain the option to acquire its Class A Shares where this aligns with its investment and capital allocation strategies. All Class A Shares acquired by Brookfield Asset Management under this bid will be cancelled and/or purchased by a non-independent trustee pursuant to the terms of Brookfield Asset Management’s long-term incentive plans.

Brookfield Asset Management also announced that it has entered into an automatic purchase plan in relation to the normal course issuer bid. The automatic purchase plan allows for the potential purchase of Class A Shares during the term of the normal course issuer bid, subject to certain trading parameters, at times when Brookfield Asset Management ordinarily would not be active in the market due to its own internal trading black-out period, insider trading rules or otherwise. Outside of these periods, Class A Shares will be repurchased in accordance with management’s discretion and in compliance with applicable law.

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About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $1 trillion of assets under management across renewable power and transition, infrastructure, private equity, real estate, and credit. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for our clients, across economic cycles.

Please note that Brookfield Asset Management’s returns and reports will be filed on EDGAR and SEDAR+ and can also be found in the investor section of its website at https://bam.brookfield.com. Hard copies of annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at https://bam.brookfield.com or contact:

Communications & Media: Simon Maine Tel: +44 739 890 9278 Email: simon.maine@brookfield.com	Investor Relations: Jason Fooks Tel: (866) 989-0311 Email: jason.fooks@brookfield.com

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Forward Looking Statements

Information in this press release that is not a historical fact is “forward-looking information”. This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. Forward-looking statements reflect current estimates, beliefs and assumptions, which are based on Brookfield Asset Management’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Brookfield Asset Management’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Brookfield Asset Management can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

In particular, the forward-looking information contained in this news release includes statements referring to potential future purchases by Brookfield Asset Management of its Class A Shares pursuant to the company’s normal course issuer bid and automatic purchase plan. Although Brookfield Asset Management believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond Brookfield Asset Management’s control, which may cause the actual results, performance or achievements of Brookfield Asset Management to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Other factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: (i) investment returns that are lower than target; (ii) the impact or unanticipated impact of general economic, political and market factors in the countries in which Brookfield Asset Management does business including as a result of COVID-19 and the related global economic disruptions; (iii) the behavior of financial markets, including fluctuations in interest and foreign exchange rates; (iv) global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; (v) strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; (vi) changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); (vii) the ability to appropriately manage human capital; (viii) the effect of applying future accounting changes; (ix) business competition; (x) operational and reputational risks; (xi) technological change; (xii) changes in government regulation and legislation within the countries in which Brookfield Asset Management operates; (xiii) governmental investigations; (xiv) litigation; (xv) changes in tax laws; (xvi) ability to collect amounts owed; (xvii) catastrophic events, such as earthquakes, hurricanes and epidemics/pandemics; (xviii) the possible impact of international conflicts and other developments including terrorist acts and cyberterrorism; (xix) the introduction, withdrawal, success and timing of business initiatives and strategies; (xx) the failure of effective disclosure controls and procedures and internal controls over financial reporting and other risks; (xxi) health, safety and environmental risks; (xxii) the maintenance of adequate insurance coverage; (xxiii) the existence of information barriers between certain businesses within Brookfield Asset Management; and (xxiv) factors detailed from time to time in documents filed by Brookfield Asset Management with the securities regulators in Canada and the United States. Other factors, risks and uncertainties not presently known to Brookfield Asset Management or that Brookfield Asset Management currently believes are not material could also cause actual results or events to differ materially from those expressed or implied by statements containing forward-looking information. Readers are cautioned not to place undue reliance on statements containing forward-looking information that are included in this press release, which are made as of the date of this press release, and not to use such information for anything other than their intended purpose. Brookfield Asset Management disclaims any obligation or intention to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

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